EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

August 8, 2008	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES INCREASE
IN EARNINGS FOR SIX AND THREE MONTH PERIODS ENDED JUNE 30, 2008

          Glen Head, New York, August 8, 2008 (PRIME NEWSWIRE) – Earnings for the first six months of 2008 were 84 cents per share, up 13 cents, or 18%, over the same period last year. Earnings for the first and second quarters of 2008 were up 5 cents per share, or 15%, and 8 cents per share, or 22%, respectively, over the same quarters last year.

          Return on assets (“ROA”) and return on equity (“ROE”) were 1.09% and 12.36%, respectively, for the first six months of 2008 compared to 1.13% and 11.36%, respectively, for the same period last year. In addition to increased earnings, the improvement in ROE is attributable to share repurchases made pursuant to the Corporation’s share repurchase program.

          The increase in earnings thus far in 2008 is largely attributable to loan growth. On an average balance basis, total loans grew by $81.2 million, or 17.7%, when comparing the first six months of 2008 to the same period last year. The loan growth resulted from management’s continued efforts to improve the Bank’s current and future earnings prospects by making loans a larger portion of the overall balance sheet. Most of the loan growth was funded by an increase in interest bearing deposits. On an average balance basis, time deposits increased by $51.1 million, or 25%, and savings and money market deposits increased by $21.5 million, or 6.7%.

          Also contributing to the increase in earnings was a borrowing and investing strategy undertaken in the latter part of 2007 and continued in 2008. As a result, average borrowings increased by $92.5 million and average taxable investment securities increased by $73.2 million when comparing the first six months of 2008 to the same period last year. The borrowings, some of which included interest rate caps, were undertaken to increase current earnings and protect the Bank’s future earnings in the event of an increase in interest rates.

          A decline in interest rates during the first six months of 2008 is yet another important factor that contributed to the increase in earnings. Earnings increased because the Bank’s interest-bearing deposits are generally shorter in duration than its interest-earning assets and therefore reprice faster in a changing rate environment. In addition, short-term interest rates, which are the primary driver of the rates paid by the Bank on its deposit products, declined more than intermediate and longer-term interest rates, which are the primary drivers of the yields available to the Bank on the repricing and origination of loans and purchase of securities.

          The credit quality of the Bank’s loan portfolio continues to be excellent as evidenced by the low level of nonperforming loans. The Bank has not originated nor does it hold any subprime mortgages in its loan portfolio and all of its mortgage securities are backed by conventional mortgages guaranteed by the U.S. government or U. S. government sponsored enterprises.

          The Corporation lost the tax benefit that would have been derived from its REIT entity in the first half of 2008 in the approximate amount of $300,000 as a result of a change in New York State tax law effective January 1, 2008. Under the new law, certain REITs owned directly by banks are afforded favorable tax treatment, while some REITs with different ownership structures are not. Management currently intends to change the ownership of its REIT entity within the consolidated group to once again obtain favorable tax treatment. Whether or not this change will occur and the timing of such change is currently uncertain.

          Competition in the Bank’s market area continues to put upward pressure on deposit pricing, downward pressure on loan pricing and make the growth of noninterest-bearing and low cost deposit products challenging.

          In the first quarter of 2008, the Bank opened a full service branch in Babylon, Long Island, converted its Garden City branch from a commercial banking office to a full service branch, and moved its Nassau Regional Commercial Banking Team from Glen Head to Garden City. Continued branch expansion in key markets on Long Island and in Manhattan remains an ongoing initiative.

BALANCE SHEET INFORMATION

	6/30/08	12/31/07

	(dollars in thousands)

Assets	$1,175,761	$1,069,019
Net Loans	550,861	521,086
Nonperforming Loans	112	352
Investment Securities	555,408	466,314
Checking Deposits	315,626	318,322
Savings and Money Market Deposits	386,939	302,158
Time Deposits	237,423	248,558
Securities Sold Under Repurchase Agreements	132,295	92,110
Stockholders’ Equity	99,243	102,384
Bank’s Risk-based Capital Ratio	19.10%	20.38%

INCOME STATEMENT INFORMATION

	Six Months Ended		Three Months Ended

	6/30/08	6/30/07	6/30/08	6/30/07

	(in thousands, except per share data)
Net Interest Income	$20,132	$17,886	$10,555	$9,088
Provision For Loan Losses	425	203	261	81

Net Interest Income After Loan Loss Provision	19,707	17,683	10,294	9,007

Noninterest Income	3,040	2,920	1,512	1,461
Noninterest Expense	14,599	13,833	7,263	6,912

Income Before Income Taxes	8,148	6,770	4,543	3,556
Income Tax Expense	1,984	1,302	1,236	716

Net Income	$6,164	$5,468	$3,307	$2,840

Earnings Per Share:
Basic	$.85	$.72	$.46	$.37
Diluted	$.84	$.71	$.45	$.37

Cash Dividends Declared Per Share	$.30	$.28	$.15	$.14

          This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Exchange Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward-looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

          For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended June 30, 2008. The Form 10-Q will be available on or before August 11, 2008 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com.”